UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Consulting Agreements

On January 27, 2022, China Xiangtai Food Co., Ltd. (the “Company”) entered into a consulting agreement (the “Consulting Agreement”) with Great Union Investment Limited (the “Consultant”), pursuant to which the Company agreed to engage the Consultant to assist in the Company’s business expansion in Singapore, and to issue 250,000 ordinary shares of the Company, valued at $1.00 per share (the “Shares”), as compensation. Consulting Agreement is effective on a month-to-month basis and the Company has the right to terminate at any time for any reasons. The Company agreed to indemnify, defend and hold harmless the Consultant, and defend any action brought against the Consultant with respect to any claim, demand, cause of action, debt or liability to the extent that such action is based upon a claim that (i) is true and (ii) (A) would constitute a breach of any of the Company's representations, warranties, or agreements under the Consulting Agreement, (B) arises out of the negligence or willful misconduct of the Company, or (C) is based on any information provided by the Company's content that violates any rights of third parties, including, without limitation, rights of publicity, privacy, patents, copyrights, trademarks, trade secrets, and/or licenses. The Company agrees that it will not prosecute any action or proceeding against the Consultant except where such claim is materially and substantially based on the gross negligence or willful misconduct of the Consultant. The Consultant agreed to indemnify, defend, and hold harmless the Company, its affiliates and their respective directors, officers, employees, consultants, representatives and agents, and defend any action brought against same, with respect to any claim, demand, cause of action, or liability, including reasonable attorneys' fees, to the extent that such an action arises out of (i) the gross negligence or willful misconduct of the Consultant or (ii) unlawful conduct.

The foregoing description of the Consulting Agreement is qualified in its entirety by reference to the provisions of the Consulting Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

The Shares were issued on February 14, 2022 in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that the Consultant is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Consultant was acquiring the Shares for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Consultant understood that the Shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Sales and Purchase Agreements

On February 14, 2022, SonicHash LLC, a subsidiary of the Company, entered into a sales and purchase agreement with HashCow LLC (“HashCow”), pursuant to which SonicHash LLC purchased a total of 1,379 units of cryptocurrency mining equipment for a total purchase price of $8,597,800, payable within 5 business days after signing the purchase agreement. HashCow agreed to deliver the equipment within 75 business days after SonicHash US makes payment in full.

The foregoing description of the sales and purchase agreement with HashCow is qualified in its entirety by reference to the full text thereof, which is attached as Exhibits 10.2 hereto and incorporated by reference herein.

On February 14, 2022, SonicHash LLC entered into a sales and purchase agreement with AGM Technology Limited (“AGM Technology”), pursuant to which SonicHash LLC purchased a total of 821 units of cryptocurrency mining equipment for a total purchase price of $4,683,600, payable within 7 business days after signing the purchase agreement. AGM Technology agreed to deliver the equipment on or before April 30, 2022.

The foregoing description of the sales and purchase agreement with AGM Technology is qualified in its entirety by reference to the full text thereof, which is attached as Exhibits 10.3 hereto and incorporated by reference herein.

Press Release

Attached as Exhibit 99.1 is a press release of the Company, dated February 14, 2022, entitled, “China Xiangtai Food Co., Ltd. to Purchase Bitcoin Miners to Grow Hash Rate by 209 PH/s upon 2022 Deployment.”

EXHIBIT INDEX

Exhibit No.	Description
10.1	consulting agreement between China Xiangtai Food Co., Ltd. and Great Union Investment Limited, dated January 27, 2022
10.2	Sales and Purchase Agreement between SonicHash LLC and HashCow LLC, dated February 14, 2022
10.3	Sales and Purchase Agreement between SonicHash LLC and AGM Technology Limited, dated February 14, 2022
99.1	Press release “China Xiangtai Food Co., Ltd. to Purchase Bitcoin Miners to Grow Hash Rate by 209 PH/s upon 2022 Deployments”, dated February 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board